Deutsche Bank Securities Inc.	UBS AG	Citigroup Global Markets Inc.
60 Wall Street, 4th Floor	52/F	388 Greenwich Street
New York, New York 10005	International Finance Center	New York, New York 10013
United States	8 Finance Street, Central	United States
Hong Kong

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Mark P. Shuman, Branch Chief – Legal
Mr. Phil Rothenberg

December 14, 2010

Re:                             HiSoft Technology International Limited

Registration Statement on Form F-1 (Registration File No. 333-170752)

Dear Messrs. Shuman and Rothenberg:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to electronically distribute the Company’s preliminary prospectus dated December 13, 2010 for the offering commencing on or about Monday December 13, 2010 and continuing through the date hereof, approximately as follows:

810 copies to other prospective dealers or brokers
2115 copies to institutional investors
265 copies to individuals
2 copies to others

Total:	3,192

On December 6, 2010, the Financial Industry Regulatory Authority has granted a “No Objections” opinion in respect of this offering.

We confirm that we, in our capacity as representatives of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of HiSoft Technology International Limited for acceleration of the effective date of the above-named

Registration Statement so that it becomes effective at 4:00 PM, New York City Time, on December 16, 2010, or as soon thereafter as practicable.

*    *    *    *    *

[signature page follows]

Very truly yours,

As representatives of the several Underwriters

DEUTSCHE BANK SECURITIES INC.

By	/s/ Matthew Russell
Name: Matthew Russell
Title: Managing Director

By	/s/ Lee Counselman
Name: Lee Counselman
Title: Director

UBS AG

By	/s/ Brennan O. Libbey
Name: Brennan O. Libbey
Title: Executive Director

By	/s/ K. Raj Dayalan
Name: K. Raj Dayalan
Title: Director

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Shane Chesson
Name: Shane Chesson
Title: Director

By	/s/ Brian Li
Name: Brian Li
Title: Director

SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST